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                                 NEWS RELEASE

CONTACT INFORMATION:                         FOR IMMEDIATE RELEASE
James B. Boyd, Corporate Controller
GateField Corporation
(510) 623-4516

           GATEFIELD CORPORATION RECEIVES REDEMPTION NOTICE FROM SERIES B

                         CONVERTIBLE PREFERRED STOCKHOLDERS


FREMONT, CALIF., U.S.A. - NOVEMBER 3, 1998 -- GateField-TM- Corporation (OTCBB:
GATE) (the "Company") has been notified by Idanta Partners Ltd. and certain other affiliated holders of the Company's Series B Convertible Preferred Stock of their request that the Company redeem on November 3, 1998 an aggregate of 981,997 shares of Series B Convertible Preferred Stock, at a redemption price equal to $4.5825 per share plus accrued and unpaid dividends thereon in cash for an aggregate redemption price of approximately $4.6 million. The holders of the Series B Convertible Preferred Stock became entitled to request redemption of their shares upon the delisting of the Company's Common Stock from the Nasdaq
SmallCap Market.   The Board of Directors of the Company has designated a
special committee composed of Messrs. James R. Fiebiger and Horst G. Sandfort to review the request for redemption and to assess whether the redemption is permitted by applicable law. The Company intends to meet its obligation for redemption only to the extent it is permitted by applicable law. If all 981,997 shares of Series B Convertible Preferred Stock are redeemed, an aggregate of 18,003 shares of Series B Convertible Preferred Stock will remain outstanding. If the holders of the Company's Series B Preferred Stock elect to redeem the remaining 18,003 shares of Series B Convertible Preferred Stock, as permitted under the Company's Restated Certificate of Incorporation (the "Certificate"), and the Company redeems such remaining shares, then the holders of the Company's Series C Convertible Preferred Stock would have the right, under the Certificate, to request redemption of their shares to the extent permitted by applicable law.


GATEFIELD CORPORATION (OTCBB: GATE) developed the revolutionary, patented flash-based field programmable gate array technology and architecture upon which its ProASIC family of high gate count, non-volatile reprogrammable products are built. The company is located at 47100 Bayside Parkway, Fremont, CA 94538-9942. The company can be reached by phone at 800-818-5052 or 510-249-5757, or on the internet at http://www.gatefield.com.